DSM Press Release

DSM, Corporate Communications,
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DSM

35E

Heerlen, 24 November 2004

Royal DSM N.V. intends to participate in North China Pharmaceutical Group Corporation

Today, Royal DSM N.V., headquartered in Heerlen, The Netherlands, confirmed that it is engaged in discussions with North China Pharmaceutical Group Corporation ("NCPC") of Shijiazhuang, Hebei Province, People's Republic of China, regarding a strategic partnership via a.o. participation in the equity ownership of North China Pharmaceutical Company, Ltd. ("NCPC Ltd."), a company which is listed on the Shanghai stock exchange. DSM's equity participation in NCPC Ltd. is related to the establishment of joint ventures in the area of vitamins and anti-biotic products.

According to the agreement signed between NCPC and DSM on November 22, 2004, DSM intends to contribute USD 25 million, which equals to RMB 206,602,500 at the exchange rate of USD 1 to RMB 8.2641 on November 11, 2004, to acquire 58,197,887 state-owned shares of NCPC Ltd. held by NCPC at the price of RMB 3.55/share.

Definitive agreements, detailing the various transactions, have yet to be worked out and such agreements will require the approvals of several internal and external parties. DSM believes that the yet unknown time schedule of the regulatory approvals for all of the anticipated arrangements will determine the schedule for completing the planned transactions.

NCPC
NCPC, together with its affiliates, is one of the largest vitamins and antibiotics manufacturers in the People's Republic of China, originally established in 1953 in Hebei Province. NCPC comprises 28 controlled subsidiaries, 12 associated companies, and an additional 20 indirectly controlled subsidiaries. Total 2003 group revenues of NCPC are approximately RMB 7 billion (EUR 700 million).

DSM
DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales of approximately EUR 8 billion and employs around 25,000 people worldwide. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

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